EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Six Months Ended June 30, 2002

(Dollar Amounts in Thousands)

Allegheny Energy Supply Co., LLC
Earnings:
Net income *	$ 5,349
Plus: Fixed charges (see below)	77,795
Income taxes	325
Amortization of capitalized interest	183
Less: Capitalized interest	(4,081)

Total Earnings	$ 79,571

Fixed Charges:
Interest on long-term debt and other interest	$ 75,692
Estimated interest
component of rentals	2,103

Total Fixed Charges	$ 77,795

Ratio of Earnings to Fixed Charges	1.02

* Net income excludes minority interest of $2,123.